COMMENTS RECEIVED ON 05/10/2024

FROM CHRIS BELLACICCO

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Enterprise Technology Services Portfolio

POST-EFFECTIVE AMENDMENT NO. 171

1)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses and examples sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information sufficiently in advance of effectiveness.

2)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the fund’s investments will include issuers located in emerging markets, the Staff requests we disclose this information, disclose how the fund defines emerging markets, and include disclosure discussing the risks related to investing in emerging markets.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

3)

“Fund Management” (prospectus)

“Advisory Fee(s)”

“Each class of the fund pays a management fee to the Adviser.”

C:

The Staff requests we consider revising the language given there is only one share class of the fund.

R:

Although the fund is currently a single class fund, the management contract is designed to allow for multiple classes with potentially different management fee rates applicable to each class, as described later in the Advisory Fee(s) section of the prospectus. As a result, the fund believes the current disclosure is appropriate.